Exhibit 99.1

IceCure Medical Receives Regulatory Approval in China for Commercial Use of its IceSense3 Disposable Cryoprobes

●	This approval allows the use of the IceSense3 disposable cryoprobes in combination with the Company’s IceSense3 console, which was previously approved by the NMPA

●	Products to be distributed in China through agreement with Shanghai Medtronic Zhikang Medical Devices Co. Ltd., an affiliate of Medtronic plc, and Beijing Turing Medical Technology Co. Ltd.

●	Ongoing physician awareness and education efforts will potentially accelerate market acceptance for novel technology and deliver better patient outcomes for those suffering from malignant and benign tissue of the breast, lung, bone, liver, and kidneys, as well as palliative interventions

CAESAREA, Israel, March 28, 2023 -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System (marketed under the brand name IceSense3 in China), that destroys tumors by freezing as an alternative to surgical tumor removal, today announced the National Medical Products Administration (“NMPA”) of China approved the Company’s IceSense3 disposable cryoprobes for commercial use, to be used in combination with the Company’s IceSense3 console, which was previously approved by the NMPA.

With this latest approval, the Company and its partners in China can address a significant market with its novel and proven technology to treat malignant and benign tissue of the breast, lung, bone, liver, and kidneys, as well as palliative interventions.

“With approximately 430,000 new breast cancer cases in 2022 alone, and a healthcare system readily adopting new technologies that produce improved outcomes, we see China as a prime market for our cryoablation system,” stated Eyal Shamir, IceCure’s Chief Executive Officer. “Having received regulatory approval for commercial sales of both our console and cryoprobes, we expect to effectively monetize our distribution agreement in the Chinese market.”

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to date by the U.S. Food and Drug Administration and approved in Europe with the CE Mark.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal and Israeli securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses addressing a significant market with its novel and proven technology to treat malignant and benign tissue of the breast, lung, bone, liver, and kidneys, as well as palliative interventions, seeing China as a prime market for its cryoablation system, and its expectation to effectively monetize its distribution agreement in the Chinese market. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 1, 2022, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Michael Polyviou

Email: mpolyviou@evcgroup.com

Todd Kehrli

Email: Tkehrli@evcgroup.com